Q77(h) (Change in Control)

Virtus Emerging Markets Opportunities Fund (Series 13):
Morgan Stanley Smith Barney ("MSSB"), on behalf of its customers, acquired control on or about May 7, 2012. As of the end of the period, MSSB owned 27.31% of the shares (as measured in assets).

Virtus Insight Money Market Fund (Series 15):
SEI Private Trust Company ("SEI"), on behalf of its customers, ceased having control on June 29, 2012. At the end of the period, SEI owned 13.76% of the shares (as measured in assets).